Exhibit (a)(5)(clxxxvii)

November 19, 2004

Board of Directors

PeopleSoft, Inc.

4460 Hacienda Drive

Pleasanton, California 94588

Members of the Board:

More than 60 percent of PeopleSoft’s outstanding shares have been validly tendered in Oracle’s all-cash $24.00 per share offer for PeopleSoft. We believe it is time to bring this matter to a close, for the good of PeopleSoft’s shareholders, customers, and employees. We are prepared to complete and pay for the acquisition of all outstanding shares of PeopleSoft upon satisfaction of the remaining conditions, which are all in your control. We are available to meet at your convenience.

We believe the combination of Oracle and PeopleSoft is compelling. The joint company will have a larger combined customer base, expanded brand reach, critical mass in more industries, and be able to provide substantially better global support. Most important, the combined company will be more competitive against SAP, Microsoft, and a wave of new outsourcing competitors.

Our best and final all cash offer is $24.00 per share. It is fully valued, and it is clearly fair. There is no business execution risk for your shareholders. It represents a substantial premium to PeopleSoft’s true historical trading multiples. There are no alternative bidders or counter offers. Most important, it has now been endorsed by a majority of your shareholders.

Given that a majority of PeopleSoft’s owners are now prepared to sell at $24.00 per share, we are requesting the Board immediately redeem the poison pill and exempt the transaction under Delaware Section 203. We also request a meeting to finalize a definitive merger agreement at $24.00 per share with the goal of announcing a deal prior to market open on Monday, November 22, 2004. We are separately transmitting a draft agreement to your counsel.

Sincerely,

Jeff Henley	Larry Ellison
Chairman of the Board	Chief Executive Officer